UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No 1)*


                            U.S. Wireless Data, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    912899507
                                 --------------
                                 (CUSIP Number)


                                    Jay Wolf
                      c/o Trinad Capital Master Fund, Ltd.
                            2121 Avenue of the Stars,
                                   Suite 2550
                          Los Angeles, California 90067
                                 (310) 601-2500

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  March 23,2007
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 912899507
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Trinad Capital Master Fund, Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           11,064,310 (1)
SHARES                        --------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            0
EACH                          --------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              11,064,310 (1)
WITH                          --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,064,310 (1)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.5% (2)
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

(1) Includes shares of common stock issuable upon conversion of Series A Preferred Stock held by the reporting person or issuable upon exercise of warrants.

(2) Based on the outstanding share numbers disclosed in the Company's Current Report on Form 8-K filed on March 26, 2007.

                                  SCHEDULE 13D

CUSIP No. 912899507
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Trinad Capital L.P.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES                        --------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            11,064,310 (1)
EACH                          --------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH                          --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                    11,064,310 (1)
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,064,310 (1)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.5% (2)
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

(1) Includes shares of common stock issuable upon conversion of Series A Preferred Stock held by the reporting person or issuable upon exercise of warrants.

(2) Based on the outstanding share numbers disclosed in the Company's Current Report on Form 8-K filed on March 26, 2007.

                                  SCHEDULE 13D

CUSIP No. 912899507
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Trinad Management, LLC
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      OO
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES                        --------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            11,064,310 (1)
EACH                          --------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH                          --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                    11,064,310 (1)
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,064,310 (1)
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.5% (2)
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

(1) Includes shares of common stock issuable upon conversion of Series A Preferred Stock held by the reporting person or issuable upon exercise of warrants.

(2) Based on the outstanding share numbers disclosed in the Company's Current Report on Form 8-K filed on March 26, 2007.

                                  SCHEDULE 13D

CUSIP No. 912899507
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Trinad Advisors II, LLC                                         20-0591650
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES                        --------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            11,064,310 (1)
EACH                          --------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH                          --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                    11,064,310 (1)
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,064,310 (1)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.5% (2)
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

(1) Includes shares of common stock issuable upon conversion of Series A Preferred Stock held by the reporting person or issuable upon exercise of warrants.

(2) Based on the outstanding share numbers disclosed in the Company's Current Report on Form 8-K filed on March 26, 2007.

                                  SCHEDULE 13D

CUSIP No. 912899507
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert S. Ellin
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           478,056 (1)
SHARES                        --------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            11,064,310 (1)
EACH                          --------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              478,056 (1)
WITH                          --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                    11,064,310 (1)
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,542,366 (1)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.9% of the Common Stock (2)
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

(1) Includes shares of common stock issuable upon conversion of Series A Preferred Stock held by the reporting person or issuable upon exercise of warrants.

(2) Based on the outstanding share numbers disclosed in the Company's Current Report on Form 8-K filed on March 26, 2007.

                                  SCHEDULE 13D

CUSIP No. 912899507
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jay A. Wolf
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           239,028 (1)
SHARES                        --------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            11,064,310 (1)
EACH                          --------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              239,028 (1)
WITH                          --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                    11,064,310 (1)
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,303,338 (1)
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.2% (2)
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

(1) Includes shares of common stock issuable upon conversion of Series A Preferred Stock held by the reporting person or issuable upon exercise of warrants.

(2) Based on the outstanding share numbers disclosed in the Company's Current Report on Form 8-K filed on March 26, 2007.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01, (the "Common Stock") of U.S. Wireless Data, Inc. (the "Company"). The principal executive offices of the Company are located at 2728 Orchard Parkway San Jose, California 95134.

Item 2. Identity and Background.

      (a) - (c) This statement is being filed jointly by Trinad Capital Master Fund, Ltd., Trinad Management, LLC, Trinad Capital LP, Trinad Advisors II, LLC, Robert Ellin and Jay A. Wolf (collectively, the "Reporting Persons").

Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Trinad Capital LP, a Delaware limited partnership, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital LP. As of the date hereof, Trinad Capital LP is the owner of 84.4% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

Trinad Management, LLC, a Delaware limited liability company, is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd., and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Trinad Advisors II, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

Robert S. Ellin is an individual whose principal occupation is to serve as portfolio manager and the managing member of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

Jay A. Wolf is an individual whose principal occupation is to serve as portfolio manager and member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. And a member of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.

      (d) - (e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were received in connection with the merger of Starvox Acquisition, Inc., a wholly owned subsidiary of U.S. Wireless Data, Inc. ("USWD"), with and into StarVox Communications, Inc. ("StarVox"), a privately held company (the "Merger"). On the effective date of the Merger, StarVox became a wholly owned subsidiary of USWD and the Reporting Persons exchanged shares and warrants to purchase shares of StarVox stock for these shares. Pursuant to the terms of the Merger, the shareholders of StarVox were issued Series A Preferred Stock of USWD. The Series A preferred stock will automatically convert into shares of common stock upon the amendment of USWD's certificate of incorporation to increase USWD's authorized number of shares of common stock, contingent upon the approval of such amendment by USWD's stockholders.

Item 4. Purpose of Transaction.

The shares were acquired pursuant to the Merger.

Immediately prior to the closing of the Merger, Mr. Wolf resigned as the Chief Financial Officer and Chief Operating Officer of USWD and Mr. Ellin resigned as Chief Executive Officer of USWD.

Other than as described in this Schedule 13D, the Reporting persons do not have any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this
Schedule 13D, which disclosure is incorporated herein by reference.

As of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 11,064,310 shares of Common Stock (which number includes 6,961,766 shares of Common Stock issuable upon conversion of 94,473 outstanding shares of Series A Preferred Stock and 382,544 shares of Common Stock issuable upon conversion of 5,191 shares of Series A Preferred Stock issuable upon exercise of warrants with an exercise price per share of Series A Preferred Stock $37.42, equivalent to $0.50778 per share of Common Stock), representing approximately 32.5% of the outstanding shares of Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP), Robert S. Ellin and Jay A. Wolf (as a Managing Member and Managing Director, respectively of Trinad Advisors II, LLC and Trinad Management, LLC) may be deemed to be the beneficial owners of 11,064,310 shares of the Common Stock beneficially owned by Trinad Capital Master Fund, Ltd. representing approximately 32.5% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 84.4% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 84.4% of the shares of the 11,064,310 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 27.4% of the Common Stock of the Issuer.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

In addition, Robert S. Ellin has sole dispositive and voting power with respect to 478,056 shares of Common Stock issuable upon conversion of 6,487 shares of Series A Preferred Stock representing approximately 1.4% of the Common Stock of the Issuer and Jay Wolf has sole dispositive and voting power with respect to 239,028 shares of Common Stock issuable upon conversion of 3,244 shares of Series A Preferred Stock representing approximately 0.7% of the Common Stock of the Issuer.

      (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      Exhibit A: Joint Filing Agreement

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2007


                                   Trinad Capital Master Fund Ltd.
                                   By: Jay Wolf, Managing Director of
                                       Trinad Management, LLC,
                                       the General Partner of
                                       Trinad Capital Master Fund, Ltd.

                                   /s/ Jay Wolf
                                   ---------------------------------------------


                                   Trinad Management, LLC
                                   By: Jay Wolf, Managing Director


                                   /s/ Jay Wolf
                                   ---------------------------------------------


                                   Trinad Capital LP
                                   By: Trinad Advisors II, LLC,
                                       its General Manager
                                   By: Robert S. Ellin, Managing Member

                                   /s/ Robert S. Ellin
                                   ---------------------------------------------


                                   Trinad Advisors II, LLC
                                   By: Robert S. Ellin, Managing Member

                                   /s/ Robert S. Ellin
                                   ---------------------------------------------

                                   Jay Wolf

                                   /s/ Jay Wolf
                                   ---------------------------------------------

                                   Robert Ellin

                                   /s/ Robert Ellin
                                   ---------------------------------------------

                                    Exhibit A

                            Agreement of Joint Filing

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: April 4, 2007


                                   Trinad Capital Master Fund Ltd.
                                   By: Jay Wolf, Managing Director of
                                       Trinad Management, LLC,
                                       the General Partner of
                                       Trinad Capital Master Fund, Ltd.

                                   /s/ Jay Wolf
                                   ---------------------------------------------


                                   Trinad Management, LLC
                                   By: Jay Wolf, Managing Director


                                   /s/ Jay Wolf
                                   ---------------------------------------------


                                   Trinad Capital LP
                                   By: Trinad Advisors II, LLC,
                                       its General Manager
                                   By: Robert S. Ellin, Managing Member

                                   /s/ Robert S. Ellin
                                   ---------------------------------------------


                                   Trinad Advisors II, LLC
                                   By: Robert S. Ellin, Managing Member

                                   /s/ Robert S. Ellin
                                   ---------------------------------------------

                                   Jay Wolf

                                   /s/ Jay Wolf
                                   ---------------------------------------------

                                   Robert Ellin

                                   /s/ Robert Ellin
                                   ---------------------------------------------